Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 866.974.7329

August 13, 2025

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Sasha Parikh Angela Connell Lauren Hamill Tim Buchmiller

Re:	Sana Biotechnology, Inc. Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2024 Filed March 17, 2025 File No. 001-39941

Ladies and Gentlemen:

On behalf of our client, Sana Biotechnology, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 30, 2025 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10-K (File No. 001-39941) of the Company, filed on March 17, 2025.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. References to “we” or “our” mean the Company.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2024

Item 1. Business

Our Pipeline, page 9

1.

The pipeline table should graphically demonstrate the current status of your product candidates as well as indicate each of the material stages you will need to complete prior to regulatory approval and commercialization. In this regard:

•

We note you have one column captioned “Phase 2/3,” which could create the impression of fewer regulatory steps to complete or of further candidate progress. In future filings, please revise to add separate columns of equal width for each of Phase 2 and Phase 3 clinical testing.

•

We note that you have included a footnote 1 to the pipeline table, which appears to be meant to identify an “investigator sponsored trial;” however, it is unclear as to which row of the pipeline table this footnote pertains to. In future filings, please revise to mark the pipeline table in the appropriate corresponding place in order for investors to better understand this graphic.

AUSTIN BOSTON BOULDER BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO

SALT LAKE CITY SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission

August 13, 2025

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings the Company plans to remove the pipeline table and provide narrative disclosure regarding the Company’s pipeline of product candidates.

Intellectual Property, page 48

2.	In future filings, please revise your intellectual property disclosure in relation to the company’s material patents as follows:

•

Clearly describe on an individual or patent family basis the type of patent protection granted for each product or technology (composition of matter, use, or process), whether such patent is owned or licensed, the expiration year of each patent, and the jurisdiction, including any foreign jurisdiction, of each material pending or issued patent, or otherwise advise.

•

Additionally, in light of your disclosure on page 49, it appears that certain of your patents will expire on dates beginning in 2028. Revise your discussion to identify with greater specificity any material patent(s) that will expire in the near term. Also, as appropriate, please provide additional risk factor disclosure discussing the extent to which you face material risk stemming from the expiration of these patents, or otherwise advise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings the Company plans to revise its intellectual property disclosure in relation to its material patents to (i) clearly describe on a patent family basis the type of patent protection granted for each product or technology (composition of matter, use, or process), whether such patent is owned or licensed, the expiration year of the last-to-expire patent in that patent family, and the jurisdiction, including any foreign jurisdiction, of each material issued patent and (ii) identify with greater specificity any material patent(s) that will expire in the near term, if any.

The Company respectfully advises the Staff that it does not face material risk stemming from the expiration of the patents that will expire in 2028. In the event the Company does, at the time of the applicable filing, face material risk stemming from the expiration of patents that will expire in the near term, it will provide additional risk factor disclosure as appropriate.

License Agreement with Beam, page 56

3.

Based on your disclosure on page 56, it appears that the Beam Agreement will remain in effect until the expiration of the last-to-expire royalty term. Please revise future filings to clarify when the patents underlying the royalty term are expected to expire.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings the Company plans to revise its disclosure in relation to the Beam Agreement to clarify when the patents underlying the royalty term are expected to expire.

Securities and Exchange Commission

August 13, 2025

License Agreement with the NIH, page 56

4.

You state on page 57 that unless earlier terminated by either party, the NIH Agreement will expire upon expiration of the last-to-expire valid claim in the licensed patent rights. Please revise future filings to disclose when you expect such patent expiration to occur.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings the Company plans to revise its disclosure in relation to the NIH Agreement to disclose when it expects such patent expiration to occur.

* * * *

Please direct any questions with respect to this letter to me at (650) 849-3041 or jknapp@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Jennifer Knapp
Jennifer Knapp

cc:	Steven D. Harr, M.D., Sana Biotechnology, Inc.

Susan Wyrick, Sana Biotechnology, Inc.

Bernard J. Cassidy, Sana Biotechnology, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Phillip McGill, Wilson Sonsini Goodrich & Rosati, P.C.